

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 17, 2017

María Fernanda Suárez
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 No. 36 - 24
Bogota D.C. - Colombia

> **Re: Ecopetrol S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 31, 2017**
> **File No. 1-34175**

Dear Ms. Suárez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you have checked the box on your cover page indicating that you are a well-known seasoned issuer as defined in Rule 405 of the Securities Act. As you did not file your Form 20-F for the fiscal year ended December 31, 2016 on a timely basis, it appears that you no longer qualify as a well-known seasoned issuer. Please provide your analysis of your filing status at the time of filing of your Form 20-F, and also address the impact on the effectiveness and use of your automatic shelf registration statement on Form F-3ASR filed on August 9, 2016. For guidance, please refer to Securities Act Rules Compliance & Disclosure Interpretations 198.03 and 203.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Kevin M. Dougherty, Attorney-Adviser, at (202) 551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources